Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

OVERVIEW

We, through the operating entity, focus on the research, development, manufacturing, and sales of veterinary vaccines, with an emphasis on vaccines for livestock. For over 20 years, the operating entity has been committed to enhancing the health of animals. The operating entity markets a diverse range of vaccines, including vaccines for swine, cattle, goats, sheep, poultry, and dogs. The operating entity’s products are available in 29 provincial regions across China and are exported overseas to Vietnam, Pakistan, and Egypt.

FACTORS AFFECTING RESULTS OF OPERATIONS

Our results of operations and financial condition are affected by the general factors driving veterinary vaccine market. We have benefited from China’s overall economic growth, increased number of large-scale farms, and national policies of animal epidemic detection and prevention, which has been attracting breeders’ attention and promoting compulsory immunization to raise breeders’ full awareness of the risk of animal epidemics and the necessity of immunization.

While our business is influenced by these general factors, we believe our results of operations are also directly affected by certain company specific factors, including the following major factors:

The operating entity’s ability to develop high-demand products and expand its business beyond vaccines for livestock by entering into the household animals vaccines industry.

The operating entity intends to develop high-demand products, for example, Live Vaccine for Mycoplasma Bovis (Strain HB150), jointly developed by the operating entity, Huazhong Agricultural University, and other institutions, which was approved by the Ministry of Agriculture and Rural Affairs as a Category I New Veterinary Drug on February 25, 2025. Another example of high-demand product is Pentavalent Inactivated Vaccine for poultry diseases including Newcastle Disease, Infectious Bronchitis, Avian Influenza (H9), Infectious Bursal Disease, and Avian Adenovirus (Group I, Serotype 4). It was jointly developed by the operating entity, Pulike Biological Engineering, Inc., and other institutions, and was approved by the Ministry of Agriculture and Rural Affairs as a Category I New Veterinary Drug on March 24, 2025.  In addition to developing high demand products, the operating entity also intends to expand its business by developing and manufacturing vaccines for companion animals. On September 25, 2025, the operating entity obtained clinical trial approval for its independently developed Inactivated Trivalent Vaccine for Feline Rhinotracheitis, Calicivirus Infection, and Panleukopenia (FM strain + CY strain). In October 2025, the operating entity submitted the quality-standard confirmation letter for the Inactivated Trivalent Feline Panleukopenia, Infectious Rhinoconjunctivitis, and Infectious Rhinotracheitis Vaccine (VP2 protein + CC3 strain + CP2 strain). In December 2025, the operating entity submitted the supplementary materials for new veterinary drug registration for the Inactivated Bivalent Canine Distemper–Canine Parvovirus Vaccine.

The operating entity’s ability to expand its sales and distribution network.

The operating entity intends to expand its sales and distribution network to enter new geographic markets, gain more market share in existing markets and access a broader range of customers. It will continue leveraging its local resources to quickly enter new markets, while also minimizing requirements for capital outlay.

The operating entity’s ability to continue to upgrade its technological capabilities

The operating entity believes that its success greatly depends on its ability to attract, incentivize and retain talented professionals. With a view to maintaining and improving its competitive advantage in the market, it plans to implement a series of initiatives to attract additional and retain mid- to high-level personnel, including formulating a market-oriented employee compensation structure and implementing a standardized multilevel performance review mechanism.

The operating entity’s ability to maintain its product quality

Relevant PRC laws and regulations were formulated to strengthen the administration of rules pertaining to product quality, as well as to clarify the rules on product liability, consumer protection and maintaining social and economic order. Products offered for sale in China must meet the relevant quality and safety standards. Violations of national or industrial standards for health, safety and any other related violations may result in civil liabilities and penalties, such as compensation for damages, fines, suspension, or shutdown of business, as well as confiscation of products illegally produced for sale and the sales proceeds of such products.

The operating entity strictly follows the requirements of the Good Manufacturing Practice documents of the Ministry of Agriculture and Rural Affairs, adhering to the business philosophy of “creating products with technology, shaping future with quality.” In terms of production process, strict quality control is carried out from raw material entry to product delivery, and quality improvement is achieved through refined management. In terms of personnel, regular training is provided to personnel from departments related to procurement, production, inspection, logistics, and other production processes, designed to ensure the stability of the operating entity’s product quality.

KEY COMPONENTS OF RESULTS OF OPERATIONS

Net Revenues

We derived revenues from (i) swine vaccines, (ii) poultry vaccines and (iii) other vaccines. The following table sets forth a breakdown of our revenues both in absolute amounts and as a percentage of our total revenues for the six months ended June 30, 2024 and 2025.

	For the six months ended June 30, (Unaudited)
	2024		2025
	(in thousands, except for percentages)
Revenues	RMB	%	RMB	US$	%
Swine vaccines	79,923	84.2	46,706	6,520	74.9
Poultry vaccines	7,256	7.6	7,015	979	11.3
Other vaccines	7,770	8.2	8,607	1,202	13.8
Total	94,949	100	62,328	8,701	100

As our revenues are generated from different distribution channels, the following table sets forth a breakdown of our revenues from different distribution channels for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30, (Unaudited)
	2024		2025
	(in thousands, except for percentages)
Revenues	RMB	%	RMB	US$	%
Direct sales channel	62,003	65.3	30,101	4,202	48.3
Distribution network	29,409	31.0	31,334	4,374	50.3
Government tender and procurement	3,537	3.7	893	125	1.4
Total	94,949	100	62,328	8,701	100

Cost of Revenues

Costs of revenues consist primarily of inventory cost and shipping and handling cost of providing these services or goods. The following table sets forth a breakdown of our cost of revenues by nature both in absolute amounts and as a percentage of our total cost of revenues for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30, (Unaudited)
	2024		2025
	(in thousands, except for percentages)
Cost of revenues:	RMB	%	RMB	US$	%
Swine vaccines	30,225	72.4	25,260	3,526	58.8
Poultry vaccines	5,586	13.4	7,283	1,017	17.0
Other vaccines	5,914	14.2	10,401	1,451	24.2
Total	41,725	100	42,944	5,994	100

Operating Expenses

Our operating expenses consist of sales and marketing expenses, research and development expenses, general and administrative expenses, and allowance for credit losses.

Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising expenses, salaries and other compensation-related expenses to sales and marketing personnel and warranty expenses. We expense all advertising costs as incurred and classify these costs under sales and marketing expenses.

Research and development expenses

Research and development costs are expensed as incurred. These costs primarily consist of payroll and related expenses for personnel engaged in research and development activities.

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for employees involved in general corporate functions and those not specifically dedicated to research and development activities, depreciation and amortization of fixed assets which are not used in research and development activities, legal and other professional services fees, rental and other general corporate related expenses.

Allowance for credit losses

The Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible.

	For the six months ended June 30, (Unaudited)
	2024		2025
	(in thousands, except for percentages)
	RMB	%	RMB	US$	%
Sales and marketing expenses	19,307	50.4	23,243	3,245	48.2
General and administrative expenses	14,604	38.1	16,770	2,339	34.7
Research and development expenses	5,444	14.2	8,969	1,252	18.6
Reversal for credit losses	(1,043)	(2.7)	(719)	(100)	(1.5)
Total	38,312	100	48,263	6,736	100

TAXATION

Cayman Islands

Under current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to their shareholders, no withholding tax will be imposed.

British Virgin Islands

Our subsidiaries incorporated in the British Virgin Islands are not subject to tax on income or capital gain. In addition, payments of dividend by these subsidiaries to their shareholders are not subject to withholding tax in the British Virgin Islands.

Hong Kong

Our subsidiary in Hong Kong is subject to a two-tiered profits tax rate regime. The first HKD$2 million of assessable profits earned by a company is subject to be taxed at a profits tax rate of 8.25%, while the remaining profits will continue to be taxed at the profits tax rate of 16.5%. Under the Hong Kong tax law, our subsidiary in Hong Kong is exempted from income tax on its foreign derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

China

Effective from January 1, 2008, the PRC’s statutory Enterprise Income Tax (“EIT”) rate is 25%. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors — Risks Relating to Doing Business in the PRC — Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

RESULTS OF OPERATIONS

The following table sets forth a summary of our unaudited condensed consolidated results of operations for the years indicated, both in absolute amounts and as a percentage of our total revenues. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

Translations of balances in the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of income and comprehensive income, and unaudited condensed consolidated statements of cash flows from RMB into US$ as of and for the six months ended June 30, 2025, are solely for the convenience of the readers, and they were calculated at the rate of US$1.00 to RMB7.1636.

	For the six months ended June 30, (Unaudited)
	2024	2025
	(in thousands, except for percentages)
	RMB	RMB	US$
Net revenues	94,949	62,328	8,701
Cost of revenues	(41,725)	(42,944)	(5,994)
Gross profit	53,224	19,384	2,707
Sales and marketing expenses	(19,307)	(23,243)	(3,245)
General and administrative expenses	(14,604)	(16,770)	(2,339)
Research and development expenses	(5,444)	(8,969)	(1,252)
Reversal for credit losses	1,043	719	100
Total operating expenses	(38,312)	(48,263)	(6,736)
Operating income	14,912	(28,879)	(4,029)
Other income (expenses):
Interest income	213	72	10
Interest expense	(2,052)	(1,752)	(245)
Unrealized gains on short-term investments	100	588	82
Unrealized foreign exchange loss	-	(1,421)	(198)
Government subsidy	140	502	70
Other expenses	(30)	-	-
Total other expenses, net	(1,629)	(2,011)	(281)
Income before income taxes	13,283	(30,890)	(4,310)
Income tax benefits (expenses)	(2,558)	5,340	745
Net income (loss)	10,725	(25,550)	(3,565)

Net revenues

Our revenue decreased by RMB32.6 million or 34.4% from RMB94.9 million for the six months ended June 30, 2024 to RMB62.3 million (US$8.7 million) for the six months ended June 30, 2025, primarily due to a downward trend in the hog market in 2025, characterized by low price fluctuations, which resulted in reduced demand for swine vaccines.

Our revenue from sales to the operating entity’s largest customer dropped from RMB41.0 million for the six months ended June 30, 2024 by RMB28.5 million to RMB12.5 million (US$1.7million) for the six months ended June 30, 2025, due to the customer’s less demand for swine vaccines.

Revenue from sales of swine vaccines. Our revenue from sales of swine vaccines dropped from RMB79.9 million for the six months ended June 30, 2024 to RMB46.7 million (US$6.5 million) for the six months ended June 30, 2025. This decline was primarily driven by a downward trend in the hog market in 2025, characterized by low-price fluctuations. Additionally, government macro-control policies aimed at reducing the inventory of productive sows to alleviate periodic oversupply contributed to the reduced demand for swine vaccines.

Revenue from sales of poultry vaccines. Our revenue from sales of poultry vaccines dropped from RMB7.3 million for the six months ended June 30, 2024 to RMB7.0 million (US$1.0 million) for the six months ended June 30, 2025, primarily due to normal market fluctuations.

Revenue from sales of other vaccines. Our revenue from sales of other vaccines increased from RMB7.8 million for the six months ended June 30, 2024 to RMB8.6 million (US$1.2 million) for the six months ended June 30, 2025. The increase in sales of other vaccines was caused by the increased sales of the vaccines for sheep.

Cost of revenues

Our cost of revenues increased by 2.9% from RMB41.7 million for the six months ended June 30, 2024 to RMB42.9 million (US$6.0 million) for the six months ended June 30, 2025.

Gross profit

As a result of the foregoing, our gross profit decreased from RMB53.2 million for the six months ended June 30, 2024 to RMB19.4 million (US$2.7 million) for the six months ended June 30, 2025. Our gross profit margin decreased from 56.1% to 31.1%, mainly due to the lower sales price and unchanged fixed cost.

Operating expenses

Our total operating expenses increased from RMB38.3 million for the six months ended June 30, 2024 to RMB48.3 million (US$6.7 million) for the six months ended June 30, 2025, reflecting the increase in our general and administrative expenses, sales and marketing expenses, research and development expenses and decreases in our reversal for credit losses.

Sales and marketing expenses. Our sales and marketing expenses increased from RMB19.3 million for the six months ended June 30, 2024 to RMB23.2 million (US$3.2 million) for the six months ended June 30, 2025. The increase in sales and marketing expenses mainly resulted from an increase in payroll for sales staffs, marketing promotion expenses, and entertainment.

General and administrative expenses. Our general and administrative expenses increased from RMB14.6 million for the six months ended June 30, 2024 to RMB16.8 million (US$2.3 million) for the six months ended June 30, 2025. The increase in administrative expenses was attributed to the increase in employee compensation and depreciation and amortization.

Research and development expenses. Our research and development expenses increased from RMB5.4 million for the six months ended June 30, 2024 to RMB9.0 million (US$1.3 million) for the six months ended June 30, 2025. The increase in research and development expenses mainly resulted from an increase in development material expenses.

The following table sets forth a summary of our total spending for each research and development project subsidized by the Government of Jilin Province, the PRC, for the six months ended June 30, 2024 and 2025.

	For the six months ended June 30, (Unaudited)
	2024	2025
Total Project Expenses	RMB	RMB	US$
The Key Technique Study for the Development of the Live Gene-deletion-attenuated Vaccine against Ovine and Caprine Ecthyma (Orf)	643,300	516,404	72,087
The Virus Study, Laboratory Sample Preparation and Efficacy Evaluation of Inactivated Bovine Akabane Disease Vaccine	545,315	892,366	124,569
The Development of Animal Microecological Vaccine for the Biological Control of African Swine Fever	45,805	-	-
The Development and Application of Fluorescent ERA Rapid Thermostatic Diagnostic Technology for Key Viral Diarrhea Diseases in Pigs	533,719	95,976	13,398
Total	1,768,139	1,504,746	210,054

The investment in research and development project costs is not comparable, and different projects are at different stages and their inputs are different.

Our reversal of credit loss amounted to RMB1.0 million and RMB0.7 million (US$0.1 million) for the six months ended June 30, 2024 and 2025, respectively.

Operating loss (income)

Our operating loss was RMB28.9 million (US$4.0 million) for the six months ended June 30, 2025. Our operating income was RMB14.9 million for the six months ended June 30, 2024.

Net loss (income)

As a result of the foregoing, net loss was RMB25.6 million (US$3.6 million) for the six months ended June 30, 2025. The net income was RMB10.7 million for the six months ended June 30, 2024.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth a summary of our cash flows for the periods presented:

	For the six months ended June 30, (Unaudited)
	2024	2025
	(in thousands)
	RMB	RMB	US$
Net cash provided by (used in) operating activities	14,689	(13,968)	(1,949)
Net cash used in investing activities	(15,830)	(664)	(93)
Net cash (used in) provided by financing activities	(18,855)	42,315	5,907
Effect of exchange rate changes on cash and restricted cash	2	(680)	(96)
Net increase (decrease) in cash and restricted cash	(19,994)	27,003	3,769
Cash and restricted cash at beginning of period	27,186	18,606	2,597
Cash and restricted cash at end of period	7,192	45,609	6,366

As of the date of this report, we have financed our operating and investing activities primarily through cash generated from operating and financing activities. As of June 30, 2025 and 2024, our cash was RMB45.6 million (US$6.4 million) and RMB7.2 million, respectively. Our cash primarily consists of bank deposits.

As of June 30, 2025 and December 31, 2024, our restricted cash was RMB1,500 (US$209) and RMB1,500, respectively. Restricted cash mainly consists of bank time deposits, which are defined as time deposits with original maturities longer than three months but less than one year, or long-term bank deposits with maturity dates within one year.

We believe that our current cash and expected cash provided by operating and financing activities will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

All of our revenues have been, and we expect that they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.

Our PRC subsidiaries are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their registered capital. These reserves are not distributable as cash dividends.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval, filings, or registration of government authorities and limits on the amount of capital contributions and loans.

Operating Activities

Net cash generated from operating activities was RMB14.0 million (US$1.9 million) in the six months ended June 30, 2025. The difference between our net cash provided by operating activities and our net loss of RMB25.6 million (US$3.6 million) was due to the combined effects of adjustments for non-cash items and changes in working capital. Adjustments for non-cash items primarily included (i) depreciation and amortization of RMB12.3 million (US$1.7 million), as compared to RMB11.3 million in the six months ended June 30, 2024, for we had more property, plant and equipment and intangible assets in the six months ended June 30, 2025 than the six months ended June 30, 2024, (ii) a reversion of allowance for credit losses of RMB0.7 million (US$0.1 million), as compared to RMB1.0 million in the six months ended June 30, 2024, because we have collected cash from the client’s bank debts and commercial notes, and (iii) the impairment for inventory was RMB4.1 million (US$0.6 million), compared to an impairment of RMB2.2 million in the six months ended June 30, 2024. Changes in working capital mainly resulted from (i) an increase in notes receivable of RMB0.1 million (US$0.01million), as compared to a decrease of RMB5.6 million in the six months ended June 30, 2024, for we cashed our banker’s acceptance bill collected in the six months ended June 30, 2024, (ii) a decrease in accounts receivable of RMB23.3 million (US$3.3 million), as compared to decrease of RMB3.7 million in the six months ended June 30, 2024, for we cashed our accounts receivable collected in the six months ended June 30, 2025 and 2024, and (iii) an increase in advance to suppliers of RMB1.6 million (US$0.2 million), as compared to an increase of RMB5.6 million in the six months ended June 30, 2024, because we had made advance payments in the six months ended June 30, 2024 for purchases due in the six months ended June 30, 2025, (iv) an increase in prepayments and other current assets of RMB23.4 million (US$3.3 million), as compared to an increase of RMB1.0 million in the six months ended June 30, 2024, for we cashed our prepayments and other current assets payment in the six months ended June 30, 2025, and (v) a decrease in accounts payable of RMB1.5 million (US$0.2 million), as compared to a decrease of RMB2.5 million in the six months ended June 30, 2024, because we accounts payable for our materials which was due in the six months ended June 30, 2025.

Net cash generated from operating activities was RMB14.7 million in the six months ended June 30, 2024. The difference between our net cash provided by operating activities and our net income of RMB10.7 million was due to the combined effects of adjustments for non-cash items and changes in working capital. Adjustments for non-cash items primarily included (i) depreciation and amortization of RMB11.3 million, as compared to RMB11.9 million in the six months ended June 30, 2023, for we had less property, plant and equipment in the six months ended June 30, 2024 than in the six months ended June 30, 2023, (ii) a reversion of allowance for credit losses of RMB1.0 million, as compared to RMB1.4 million in the six months ended June 30, 2023, because we have collected cash from the client’s bank debts and commercial notes which were recognized as allowance for credit losses in the six months ended June 30, 2023, and (iii) the impairment write-off for inventory was RMB5.6 million, compared to an impairment of RMB4.7 million in the six months ended June 30, 2023. Changes in working capital mainly resulted from (i) a decrease in notes receivable of RMB5.6 million, as compared to RMB0.2 million in the six months ended June 30, 2023, for we cashed our banker’s acceptance bill collected in the six months ended June 30, 2023, (ii) a decrease in accounts receivable of RMB3.7 million, as compared to RMB12.0 million in the six months ended June 30, 2023, for we cashed our accounts receivable collected in 2023, and (iii) a decrease in accounts payable of RMB2.5 million, as compared to RMB30.5 million in the six months ended June 30, 2023, because we have already paid accounts payable for our projects, equipment and materials which was due in the six months ended June 30, 2023.

Investing Activities

Net cash used in investing activities was RMB0.7 million (US$0.1 million) in the six months ended June 30, 2025, which represented payments for loans to a related party of RMB7.0 million (US$1.0 million), collection of lending to a related party of RMB7.0 million (US$1.0 million), purchases of property and equipment of RMB0.3 million (US$0.04 million) and purchases of intangible assets of RMB0.4 million (US$0.06 million).

Net cash used in investing activities was RMB15.8 million in the six months ended June 30, 2024, which represented payments for purchase of property and equipment of RMB1.8 million and purchases of intangible assets of RMB14.1 million.

Financing Activities

Net cash provided by financing activities was RMB42.3 million (US$5.9 million) in the six months ended June 30, 2025, which represented proceeds from loans of RMB41.9 million (US$5.9 million), repayment of loans of RMB44.0 million (US$6.1 million), proceeds from initial public offering RMB43.1 million (US$6.0 million), and receipt of shareholder’s capital contribution of RMB1.5 million (US$0.2 million).

Net cash used in financing activities was RMB18.9 million in the six months ended June 30, 2024, which represented proceeds from loans of RMB46.9 million, repayment of loans of RMB49.4 million and dividend payment to shareholders of RMB15.9 million.

MATERIAL CASH REQUIREMENTS

Our material cash requirements as of June 30, 2025 and any subsequent interim period primarily include our capital expenditures, operating lease commitments, loan repayment, and working capital requirements.

Our capital expenditures are primarily incurred for purchases of intangible assets, property, plant and equipment, purchases of short-term investments, and prepayment for purchase of intangible assets. We made capital expenditures of RMB0.7 million (US$0.1 million) and RMB15.8 million in the six months ended June 30, 2025 and 2024, respectively. The increase of capital expenditures was mainly because of the increase in patents and investment in office building projects in 2024. Our capital expenditures have been primarily funded by cash generated from the operating entity’s operations. We expect to continue to make capital expenditures to support the expected growth of our business. We also expect that cash generated from the operating entity’s operation activities and financing activities will meet our capital expenditure needs in the foreseeable future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign exchange risk

Since July 21, 2005, RMB is allowed to fluctuate within a narrow and managed band against a basket of certain foreign currencies. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future. To the extent that we need to convert the U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into the U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to us. In addition, a significant depreciation of RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings or losses.

Political, social and economic risks

The Company has substantial operations in China through its PRC subsidiary, Jilin Zhengye. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1 of our unaudited condensed consolidated financial statements, this may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to regional wars, geopolitical tensions, natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could potentially and significantly disrupt the Company’s operations.

Interest rate risk

The Company is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Company reviews and takes appropriate steps to manage its interest rate exposure on its interest-bearing assets and liabilities. The Company has not been exposed to material risks due to changes in market interest rates and has not used any derivative financial instruments to manage the interest risk exposure during the period/year presented.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash in bank and accounts receivable. The Company places its cash with financial institutions with high credit ratings and quality.

The Company conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Company establishes an allowance for expected credit losses primarily based upon the factors surrounding the credit risk of specific customers.

Concentration of customers and suppliers

As of December 31, 2024, one major client accounted for 49.0% of the Company’s total accounts receivable. The client is a listed company and a leading pig farming company in China. The Company’s outstanding accounts receivable from its largest client, which accounted for 49.0% of the Company’s total accounts receivable as of December 31, 2024, has been fully collected in 2025.

As of June 30, 2025, two clients accounted for 25.1% and 12.5% of the Company’s total accounts receivable, respectively. The clients are both listed companies and leading pig farming companies in China.

For the six months ended June 30, 2024, two clients accounted for 43.2% and 10.1% of the Company’s total revenues, respectively. For the six months ended June 30, 2025, one client accounted for 20.0% of the Company’s total revenues.

As of December 31, 2024, one vendor accounted for 13.7% of the Company’s total accounts payable. As of June 30, 2025, no vendor accounted above 10.0% of the Company’s total accounts payable.

For the six months ended June 30, 2024, one vendor accounted for 11.8% of the Company’s total purchases. For the six months ended June 30, 2025, three vendors accounted for 12.9%, 11.6%, and 10.2% of the Company’s total purchases, respectively.

CRITICAL ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain and requires significant judgment at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the unaudited condensed consolidated financial statements.

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP. Significant accounting policies we follow in the preparation of the accompanying unaudited condensed consolidated financial statements are summarized below.

Revenue recognition

The Company adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customer. To determine revenue recognition for contracts with customers, the Company performs the following five steps:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

The Company manufactures and sells veterinary vaccines, with an emphasis on vaccines for livestock, to customers.

The Company enters into contract with their customers to provide veterinary vaccines, mainly vaccines for livestock. All of the Company’s contracts have single performance obligation as the promise is to transfer the goods to customers, and there are no other separately identifiable promises in the contracts. The Company recognizes revenue when it transfers its goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company accounts for the revenue generated from sales of its products to its customers on a gross basis, because the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods. The Company’s revenue is recognized at a point in time when the control has been transferred, usually when the customer accepts the goods.

The Company offers their distributors with sales rebate. According to the items in the contract, the Company pays certain sales rebate, in the form of products with equivalent value, to distributor once the distributor purchases stipulated amount products from the Company. Sales rebate is considered as variable consideration. The Company estimates annual expected revenue of each individual distributor with reference to their historical results. The sales rebate reduces revenues recognized. At the end of each reporting period, the Company updates the estimated revenue to represent faithfully the circumstances present at the end of the reporting period.

Apart from the sales rebate, the Company’s products are sold with no right of return and the Company does not provide other credits or sales incentives to customers. Revenue is reported net of value added tax (“VAT”), collected on behalf of tax authorities in respect of product sales.

Accounts receivable and allowance for credit losses

Accounts receivable are stated at the historical carrying amount net of allowance for expected credit losses.

The Company’s policy for estimating credit losses also applies to notes receivable and other receivables. To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related receivables. The Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. The allowance for credit losses and corresponding receivables are written off when they are determined to be uncollectible.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory are determined using the weighted average method. The Company records inventory reserves for obsolete and slow-moving inventory.

Inventory reserves are based on inventory obsolescence trends, historical experience and application of the specific identification method.

Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charges recognized for the six months ended June 30, 2024 and 2025 were nil and nil, respectively.

Derivative instruments

Derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying balance sheet and subsequently remeasured to fair value at each reporting date, regardless of the purpose or intent for holding the derivative. The resulting derivative assets or liabilities are shown as a single line and are not net off against one another on the face of the balance sheet. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract qualifies for hedge accounting and has been designated as a hedging instrument. For derivative instruments that are not designated or that do not qualify as hedging instruments under ASC 815 – Derivatives and Hedging, the assets have been recognized as “derivative assets” included in the short-term investments and the liability has been recognized as “derivative liabilities” on the balance sheet and changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated foreign currency swap contracts and interest rate swap contracts are recorded in other income in the Company’s consolidated statements of income and comprehensive income but do not impact our cash flows.

Valuation allowance for deferred tax assets

Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized, which can require the use of accounting estimation and the exercise of judgement. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. Significant judgment is required in determining the valuation allowance. In assessing the need for a valuation allowance, we consider all sources of taxable income, including projected future taxable income, reversing taxable temporary differences, and ongoing tax planning strategies. If it is determined that we are able to realize deferred tax assets in excess of the net carrying value or to the extent we are unable to realize a deferred tax asset, we would adjust the valuation allowance in the period in which such a determination is made, with a corresponding increase or decrease to earnings.

RECENT ACCOUNTING PRONOUNCEMENTS

For detailed discussion on recent accounting pronouncements, see Note 2 to our Unaudited Condensed Consolidated Financial Statements.